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                           June 10, 2020

       Todd A. Norbe
       President and Chief Executive Officer
       BIOLASE, Inc.
       4 Cromwell
       Irvine, California 92618

                                                        Re: BIOLASE, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 3, 2020
                                                            File No. 333-238914

       Dear Mr. Norbe:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at (202) 551-6761 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Angela M. Dowd